Corficolombiana

Nit 890.300.653-6

RECEIVED FILE No. 823437

2008 JUL -7 A 10:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Bogotá, D.C., july 1 de 2009

Securities and Exchange Commission
Office Of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq

SUPPL

09046453

RE: Submission of Documents pursuant ~~to~~ Del Valle SA
Corporación Financiera ~~Colombiana S.A.'s~~
(the Company) Ongoing Reporting
Requirements Ander Rule 12g3-2 (b)

Dear Ms Tierney:

Please be advised and for pertinent purposes that we are remitting copie, in Spanish and English versions, duly notarized before a Public Notary, of the technical rating report of Corporacion Financiera Colombiana S.A. – Corficolombiana, issued by the rating firm Duff & Phelps de Colombia S.A: SCV.

Finally please acknowledge receipt to this letter and it´s enclosures by stamping the eclos-ed copy and returning if our messenger.

Sincerely,

GUSTAVO RAMIREZ GALINDO
Legal Representative

dlw 7/8

Corficolombiana

Nit 890.300.653-6

FILE No. 823437

RECEIVED

2009 JUL -7 A 10:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Bogotá, D.C., july 1 de 2009

Securities and Exchange Commission
Office Of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq

RE: Submission of Documents pursuant Corporación Financiera Colombiana S.A.´s (the Company) Ongoing Reporting Requirements Ander Rule 12g3-2 (b)

Dear Ms Tierney:

Please be advised and for pertinent purposes that we are remitting copie, in Spanish and English versions, duly notarized before a Public Notary, of the technical rating report of Corporacion Financiera Colombiana S.A. – Corficolombiana, issued by the rating firm Duff & Phelps de Colombia S.A: SCV.

Finally please acknowledge receipt to this letter and it´s enclosures by stamping the eclos-ed copy and returning if our messenger.

Sincerely,

GUSTAVO RAMIREZ GALINDO
Legal Representative

COPIA

Análisis de Riesgo

CORPORACIÓN FINANCIERA COLOMBIANA S.A

Corficolombiana

Largo Plazo	AAA
Corto Plazo	DP1+
Tendencia	Estable

Información Financiera

Corficolombiana

	Mar-09	Mar-08
Activos	3.877.935	3.581.526
Patrimonio	2.052.477	1.774.574
Utilidad neta	110.965	78.881
ROAA*	6,6%	6,4%
ROAE*	12,5%	12,9%
Solvencia	45,8%	47,5%

Cifras en millones de pesos.
*Promedio año corrido

Analistas

Fernando Suárez Tello
+57 (1) 326 9999 ext 1001
fsuarez@duffandphelps.com.co

Santiago Muñoz T.
+57 (1) 326 9999 ext 1160
smunoz@duffandphelps.com.co

Resumen de la Calificación

El Comité Técnico de Calificación de Duff & Phelps de Colombia S.A. Sociedad Calificadora de Valores, en adelante Duff & Phelps, en reunión del 10 de junio del presente año, después de efectuar el correspondiente estudio y análisis, con ocasión de la revisión anual de la calificación de largo y corto plazo de la deuda de la **Corporación Financiera Colombiana – Corficolombiana** - decidió mantener la calificación **AAA (Triple A)** a la deuda de largo plazo y **DP1+ (Nivel alto)** a la de corto plazo, según consta en el Acta No. 1177 de la misma fecha.

La calificación AAA (Triple A) significa obligaciones con la más alta calidad crediticia. Los factores de riesgo son prácticamente inexistentes. Asimismo, la calificación DP1+ (Nivel alto), otorgada a la deuda de corto plazo, refleja obligaciones con la más alta certeza de pago oportuno. La liquidez a corto plazo, factores de protección y acceso a fuentes alternas de recursos son excelentes.

Fundamentos de calificación

Las calificaciones de largo y corto plazo asignadas a la Corporación Financiera Colombiana – Corficolombiana – reflejan, en primer lugar, su pertenencia al Grupo Aval, el conglomerado financiero más grande del país. De esta manera, la entidad mantiene un respaldo patrimonial importante y a la vez se beneficia de las sinergias existentes entre el grupo y sus filiales. Adicionalmente, las calificaciones toman en consideración el desempeño positivo de las áreas estratégicas de negocio de la corporación, su buena posición de liquidez y su fortaleza patrimonial.

El portafolio de inversiones de capital de Corficolombiana se sigue consolidando como su principal fuente de ingresos. En este sentido, las calificaciones asignadas incorporan el hecho que las compañías que hacen parte del portafolio han venido mostrando un desempeño favorable y sostenido a través del tiempo. Su composición y diversificación sectorial permitió que las valorizaciones y los dividendos entregados a Corficolombiana en 2008 y el primer trimestre de 2009 mantuvieran su consistencia y estabilidad. Por otro lado, la coyuntura del mercado colombiano, soportada en las decisiones de política monetaria expansiva, permitió a la corporación generar utilidades extraordinarias en su gestión de tesorería. Duff & Phelps no espera que en 2009 los resultados de estas líneas de negocio se mantengan en el nivel actual, sin embargo opina que la experiencia de la administración, la estrategia de negocio, el posicionamiento en el mercado y el fortalecimiento de sus políticas de riesgo mantendrán intactas las capacidades de la entidad para generar resultados positivos, situaciones que son tenidas en cuenta al momento de mantener las calificaciones de la corporación.

Durante 2008, el negocio de banca de inversión sufrió las consecuencias de la desaceleración y el endurecimiento de los mercados internacionales. Sin embargo, las condiciones actuales de la economía han hecho que más empresas busquen financiamiento a través de mecanismos diferentes al crédito tradicional. Para la calificadora, existe la expectativa que esta dinámica generará mayores oportunidades para la corporación en esta línea de negocio, con lo cual se espera una mayor contribución del rubro de comisiones en el total de los ingresos de la corporación.

El portafolio compañías en las cuales Corficolombiana tiene participación accionaria se fondea, en mayor medida, con el patrimonio de la corporación (95,4% dic-08). Esto indica que dicho activo recurre en una porción mínima a ser financiado con pasivos con costo (4,6% dic-08). Por otra parte, las inversiones de renta fija son cubiertas en un 76,1% (mar-09) por las captaciones de CDTs y cuentas de ahorro, situación que mitiga el riesgo de descalce en las brechas de liquidez. En opinión de Duff & Phelps, el *match* entre los activos que generan interés y los pasivos con costo, favorecen la posición de liquidez de la corporación. Esta afirmación se complementa al analizar el indicador de activos líquidos sobre depósitos y exigibilidades (101,2% mar-09), con el cual se materializa el respaldo que tienen dichos pasivos. Estas situaciones, sumadas a la posibilidad de acceso de la entidad a fuentes alternativas de liquidez en el mercado local e internacional son vistas de manera positiva por Duff & Phelps, al mejorar sus posibilidades de acceder a liquidez en momentos de estrés.

La relación de solvencia regulatoria de Corficolombiana alcanzó un indicador de 45,8% (mar-09), en donde el patrimonio básico corresponde al 73,5% del patrimonio técnico. Adicionalmente, la pertenencia de la entidad al Grupo Aval le permite contar con un músculo financiero adicional que respalda su crecimiento y que apoya su liquidez en momentos de tensión. La posición patrimonial de la entidad es considerada por Duff & Phelps como una de las fortalezas más relevantes de Corficolombiana.

10 de junio de 2009

PERFIL

- **La Corporación Financiera Colombiana hace parte del Grupo Aval, el conglomerado financiero más grande del país.**
- **La nueva orientación estratégica del negocio generó cambios significativos en la estructura organizacional. Estos a su vez han mejorado la eficiencia de la corporación.**

Corficolombiana es la corporación financiera del Grupo Aval, el conglomerado financiero más importante del país. Dicha pertenencia esta representada en las participaciones accionarías que poseen en la entidad el Banco de Bogotá (37,3%), el Banco de Occidente (13,3%), el Banco Popular (5,5%) y el fondo de pensiones y cesantías Porvenir (4,53%). El 39,37% restante esta en manos de otros fondos de pensiones y de accionistas ordinarios y preferenciales con una participación menor. Como entidad perteneciente al Grupo Aval, Corficolombiana se beneficia del respaldo patrimonial y de las sinergias que el conglomerado tiene con sus filiales.

Durante 2008 la corporación vivió la transformación de su estrategia de negocio. El evento más importante del último año fue la designación como nuevo presidente de la entidad del Dr. José Elías Melo, quién a partir de su nombramiento ha liderado el proceso de cambio en la forma de ver el negocio. Aparte de la decisión de reducir la estructura organizacional (principalmente se suprimieron la vicepresidencia de normalización de activos, la vicepresidencia de portafolios de inversión y la gerencia de inmuebles), se inició el desmonte de la totalidad de las sucursales de la corporación y el traslado del área de tesorería desde Cali hacia Bogotá. Así mismo, los esfuerzos se dirigen ahora hacia el objetivo de que los ingresos netos del negocio financiero y las comisiones cubran los gastos administrativos de la corporación. Estas acciones han redundado tanto en una mayor eficiencia operacional como en la reducción de la presión del negocio de inversiones a generar ingresos que cubran los costos de la operación.

Los negocios de la corporación están ahora agrupados en dos grandes unidades: la del negocio financiero y la del negocio de inversiones. La primera incluye al área de tesorería, tres de las filiales financieras (Leasing Corficolombiana, Fiduciaria Corficolombiana y Casa de Bolsa Corficolombiana), el área de normalización de activos, banca privada y los activos fijos de la entidad. La segunda incluye la banca de inversión y las participaciones tanto en las filiales financieras restantes (Banco Corficolombiana Panamá y Leasing Occidente) como en las empresas del sector real que hacen parte del portafolio de renta variable.

En resumen, la actividad de banca privada es un negocio del pasivo, estando encargada de fondear a la corporación y a las filiales financieras a través de las alternativas de inversión que ofrece. La banca de inversión es una actividad generadora de comisiones, encargándose de realizar asesorías en lo relacionado con fusiones, adquisiciones, estructuración y colocación de instrumentos financieros, créditos sindicados, emisiones, entre otras. La tesorería es un negocio del activo y bajo la cual la corporación mantiene una dinámica importante en el mercado a través de su mesa de dinero, la cual realiza movimientos con instrumentos de deuda pública y privada así como operaciones en moneda extranjera a la vista y a futuro. Por último el negocio de inversiones de capital comprende un portafolio de 68 empresas de diferentes sectores de la economía, que concentra activos por más de $2,1 billones y que genera ingresos para la corporación a través de dividendos y de la venta de su participación accionaria en ellas.

DESEMPEÑO

- **La diversificación sectorial del portafolio de inversiones de capital es vista de manera positiva por la calificadora.**
- **La constante disminución de la tasa de referencia por parte del Banco de la República permitió que Corficolombiana generara utilidades importantes por la valoración de sus instrumentos de renta fija.**
- **Las modificaciones realizadas a la estructura organizacional redundaron en mejores indicadores de eficiencia.**

Ingresos operacionales: Los ingresos por intereses de Corficolombiana provienen de las operaciones simultáneas, interbancarias y de repos, en donde la corporación mantuvo una dinámica importante durante 2008. Dichas operaciones generaron $20.453 millones (dic-08), lo cual corresponde al 4,4% del total de sus ingresos para ese periodo. Por otra parte, el gasto por intereses aumentó un 32,7% (dic-07/08) dado el crecimiento en sus captaciones (+9,3%), principalmente en CDTs. Esta situación influyó directamente en el neto de intereses, el cual se ubicó en -$129.707 millones, un 110% más que al cierre de 2007. Al finalizar el primer trimestre de 2009, la dinámica en el crecimiento del gasto fue inferior dadas las menores necesidades de recursos de fondeo por los excesos de liquidez existentes, y por ende el neto de intereses se ubicó en -$33.855 millones (mar-09), un 8,6% más que en el mismo mes de 2008.

Los ingresos por dividendos y participaciones que provienen del portafolio de inversiones de capital siguen siendo el principal generador de ingresos de la corporación, teniendo en cuenta que participan con el 66,2% del total (mar-09). Las compañías líderes en generación de dividendos fueron Epiandes, Pisa, Promigas, Leasing Corficolombiana, Leasing de Occidente, EEB, Valora, SIE, Hoteles Estelar y la Fiduciaria Corficolombiana. Estas 10 empresas entregaron cerca de $178.957 millones (dic-08) a la corporación, concentrando el 86,7% de los $206.318 millones totales provenientes por este concepto al cierre de 2008. Por otra parte, este portafolio de inversiones de capital también ha generado ingresos derivados de la venta de algunas de las compañías que lo componen, ejemplo de esto fue la venta de Lloreda S.A, con la cual se impulsó el rubro de venta de inversiones, cerrando el año 2008 en $24.083 millones.

La diversificación sectorial de las empresas que componen el portafolio permite que los ingresos por dividendos sean consistentes y estables, teniendo en cuenta la capacidad del mismo para balancear sus ingresos en periodos de crisis en sectores específicos. Duff & Phelps espera que a futuro este comportamiento ascendente se resienta dada la tendencia del consumo y su afectación directa sobre las diferentes empresas del país. Adicionalmente, la tendencia de los accionistas hacia el fortalecimiento de los patrimonios a través de la capitalización de las utilidades generadas puede afectar a Corficolombiana por la menor generación de dividendos.

Composición del portafolio de inversiones de capital por sector económico (mar-09)


Inmobiliario; 2,1%
Otras; 0,9%
Combustibles; 4,2%
Industrial; 5,6%
Hotelería; 6,7%
Financiero; 10,3%
Gas; 39,4%
Agroindustrial; 10,1%
Concesiones; 10,1%
Energía; 10,6%

Fuente: Corficolombiana

Durante 2008 y en lo que va corrido de 2009 la tesorería de la corporación aprovechó las anticipadas decisiones de política monetaria que adoptó el banco central. La estrategia se centró en aumentar el volumen del portafolio tomando posiciones largas de *trading* y

estructurales en instrumentos de renta fija. De esta manera la entidad logró que tanto la valoración de dichos instrumentos como el rendimiento de las inversiones aumentaran un 193,9% (dic-07/08) y 62,6% (mar-08/09). Adicionalmente, la volatilidad en el comportamiento de las monedas transadas por la entidad permitió generar utilidades por la diferencia en los tipos de cambio, situación que impactó favorablemente el estado de resultados. Para Duff & Phelps, una vez finalice el ciclo monetario expansivo y se estabilicen las tasas de interés es probable que se reduzcan las utilidades provenientes del portafolio de tesorería, razón por la cual la calificadora no considera dichos ingresos como una fuente estable de recursos para la corporación.

Los ingresos por comisiones son el resultado de la actividad de la banca de inversión de la corporación. En este rubro se observa una reducción importante (-61% dic-07/08) que se dio, principalmente, por la menor velocidad en las decisiones de cierre de negocios en 2008 frente a periodos previos y a una mayor aversión al riesgo entre los clientes de la corporación, hecho que se acentuó con la desaceleración global. Contrario a esa tendencia de 2008, el primer trimestre de 2009 ha mostrado una dinámica importante en el número de mandatos (22 a marzo de 2009 frente a 37 en todo el 2008). Esto se refleja en un aumento del 80,7% (mar-08/09) en el rubro de comisiones netas, aún teniendo en cuenta que históricamente la ciclicidad del negocio muestra mejores resultados en el segundo semestre del año.

Contribución sobre el ingreso por línea de negocio Evolución.


70%
60%
50%
40%
30%
20%
10%
0%
2005
2006
2007
2008
mar-09
Contribución inversiones de capital
Contribución banca de inversión
Contribución tesorería

Fuente: Superintendencia Financiera. Cálculos: Duff & Phelps.

Para Duff & Phelps, el negocio de inversiones de capital mantiene su importancia dentro de la estructura de ingresos y se han convertido en una fuente estable de recursos para la corporación. Así mismo, resalta la gestión de portafolio de tesorería por los buenos resultados obtenidos durante el año 2008 y que en conjunto lograron que la utilidad financiera bruta de la corporación aumentara un 14,0% (dic-07/08) y 41,7% (mar-08/09). No obstante lo anterior, la calificadora opina que este comportamiento será difícilmente replicado bajo las condiciones actuales del mercado, razón por la cual no considera los altos niveles de utilidades de la tesorería como una fuente consistente de ingresos, sino como un evento coyuntural para la entidad.

Para 2009, es de esperar que los ingresos por dividendos se reduzcan teniendo en cuenta que los efectos de la crisis golpearán directamente la capacidad de generación de ingresos de las empresas del portafolio de inversiones de capital. Sin embargo, el exceso de liquidez reinante en el mercado colombiano, la desaceleración de la economía y el endurecimiento de los mercados internacionales harán que más empresas busquen financiamiento a través de mecanismos diferentes al crédito tradicional, lo cual generará mayores oportunidades para la corporación en relación con su negocio de banca de inversión.

Gastos Generales: El total de gastos de la corporación ha venido decreciendo a medida que se ha implementado el nuevo concepto de negocio. El cierre de las oficinas, el traslado de la tesorería a Bogotá y la reducción en el número de vicepresidencias de la entidad dieron como resultado una disminución en el gasto del 11,1% (dic-07/08) y del 5,2% (mar-08/09). Esta situación hizo que mejorara la relación del gasto como porcentaje de la utilidad financiera bruta (a 27,4% dic-08 de 35,1% dic-07 y a 18,5% mar-09 de 27,7% mar-08) y que el indicador de eficiencia, medido como gastos totales sobre activos promedio, pasara a ser de 2,04% (dic-08) después de haber sido de 2,64% (dic-07). Duff & Phelps ve con buenos ojos la tendencia de disminución del gasto y la manera como la operación de la corporación ha tenido la capacidad de absorberlos con mayor facilidad. En la medida que la operación mantenga el dinamismo actual, no se observarán sobresaltos en el tema de gastos.

Provisiones: Después de la cesión de la cartera de Corficolombiana al Banco de Bogotá, el gasto por provisiones se concentra en el cubrimiento de las inversiones. Así, después del incremento en el valor total del portafolio durante el último año (+16,9% mar-08/09) las provisiones por inversiones crecieron un 21,3%, haciendo que el total general se ubicara en $2.810 millones (mar-09). No obstante lo anterior, el gasto total por provisiones participa con un 4,[illegible]% del total de egresos de la entidad, siendo poco representativo.

Bajo esta perspectiva, la utilidad operacional de la entidad llegó a $180.284 millones al cierre del año 2008, un valor que es 37,8% superior al del mismo periodo de 2007. De igual manera, los excelentes resultados presentados por las diferentes unidades de negocio y el control del gasto tanto de operación como de provisiones en lo corrido del 2009, permitió a la entidad generar una utilidad operacional de $111.128 millones (mar-09), monto que está por encima del obtenido en marzo de 2008 en un 59%, lo cual es una muestra de el buen desempeño operativo de la corporación.

Ingresos no operacionales: Dentro de la estructura de ingresos de la corporación, los no operacionales contribuyeron con el 11,9% (dic-08) del total. El valor de este rubro ($54.788 millones dic-08) incluye la venta de bienes recibidos en pago previamente y la de otros activos no productivos. Estos eventos impulsaron la utilidad antes de impuestos frente al cierre de 2007 (+7,5%) generando un monto total de $232.360 millones (dic-08).

Indicadores de rentabilidad
Valores anualizados


19%
17%
15%
13%
11%
9%
7%
5%
3%
1%
dic-07
mar-08
jun-08
sep-08
dic-08
mar-09
ROAA
ROAE
ROAA Operativo

Fuente: Superintendencia Financiera. Cálculos: Duff & Phelps de Colombia

Resultados del ejercicio: La dinámica de los resultados de la corporación muestra que sus áreas de inversiones de capital y de tesorería lograron generar los ingresos suficientes para compensar las menores comisiones de la banca de inversión. Esto se observa claramente en los valores de sus indicadores de rentabilidad y de eficiencia y por el monto alcanzado en su utilidad neta en 2008 ($224.778 millones) y al cierre del primer trimestre de 2009 ($110.965 millones), los cuales fueron un 9,3% y 40,7% superiores a los del cierre de 2007 y de marzo de 2008, respectivamente. No obstante lo anterior es importante resaltar que estos resultados se vieron impulsados por la dinámica extraordinaria del negocio de tesorería, razón por la cual Duff & Phelps no espera que los indicadores de rentabilidad se mantengan en los mismos niveles alcanzados en 2008.

Perspectivas: La corporación tiene presupuestado alcanzar una utilidad neta de $243.613 millones al cierre de 2009. Duff & Phelps espera que el negocio de banca de inversión mejore su contribución al resultado de la entidad; sin embargo se mantendrá a la expectativa de la dinámica de resultados provenientes de las inversiones de capital y de la tesorería teniendo en cuenta los motivos expuestos en párrafos anteriores de este informe.

ADMINISTRACIÓN DEL RIESGO

- **La corporación decidió reducir su dependencia de los ingresos generados por los movimientos de los TES. Por esta razón amplió sus transacciones a bonos soberanos (Brasil y EEUU) y a otras monedas de la región (Peso mexicano y real brasilero).**
- **El portafolio de inversiones de renta variable es financiado con patrimonio. Esto mejora el calce entre los activos que generan interés y los pasivos con costo.**
- **El VaR de Corficolombiana corresponde al 3,2% de su patrimonio. Para Duff & Phelps, este valor es adecuado.**

Para Duff & Phelps, la corporación se encuentra expuesta, especialmente, a riesgos de contraparte, de mercado y operacional. Para mitigarlos, la corporación implementó una metodología de gestión integral de riesgos que se ha convertido en un factor determinante para el logro de sus objetivos operacionales. Dicha metodología es desarrollada por la gerencia de riesgos, quien es la responsable de aplicar las políticas en la corporación y sus filiales financieras.

Riesgo crediticio y de contraparte: Para Corficolombiana, el enfoque de su gestión de riesgo de contraparte esta en el análisis de los negocios de la mesa de dinero, en las inversiones de capital, en banca de inversión y en los de administración de portafolios. Para realizarlo, la metodología incluye el análisis CAMEL[1], y la definición de límites de contraparte para los negocios de la tesorería. En opinión de Duff & Phelps, la cesión de la cartera al Banco de Bogotá redujo notablemente el riesgo de crédito de la corporación, razón por la cual su perfil de riesgo se modificó hacia aspectos más relacionados con el comportamiento de los mercados.

[1] *Capital adequacy, Asset quality, Management, Earnings and Liquidity.*

Riesgo de Mercado: El portafolio total de inversiones de la compañía tiene un valor superior a $3,1 billones (mar-09), lo cual es un 16,9% superior al monto de cierre del primer trimestre de 2008. De este total, el portafolio de inversiones de capital concentra el 54,8% (mar-09) y se encuentra clasificado en disponible para la venta de renta variable. El crecimiento de la porción adicional del portafolio estuvo concentrado en el primer trimestre de 2009, momento en el cual la corporación realizó inversiones en títulos de tasa fija aprovechando las decisiones de política monetaria tomadas por el banco central. Adicionalmente, la decisión de ampliar sus operaciones de tesorería a otras monedas de la región como el real brasilero y el peso mexicano (frente al dólar estadounidense), le permitió a la entidad diversificar las fuentes de generación de ingresos y ampliar el valor del portafolio. Así mismo, las operaciones con instrumentos soberanos se extendieron a bonos emitidos por el gobierno de Brasil, los cuales se suman a los del gobierno de los Estados Unidos (*US T-notes y US T-bonds*).

Clasificación de las inversiones - Evolución


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2005
2006
2007
mar-08
2008
mar-09
Negociables
Venc. Rta fija
DPV
Recompra Inv.

Fuente: Superintendencia Financiera y cálculos de Duff & Phelps de Colombia

El portafolio de inversiones de renta variable tiene carácter dinámico, razón por la cual la corporación siempre está en búsqueda de nuevas oportunidades de negocio o de mejores condiciones para los negocios actuales. Hoy en día, las 68 compañías que hacen parte del portafolio de Corficolombiana tienen un valor en libros superior a los $2,1 billones (mar-09) y un costo ajustado cercano a los $1,8 billones (mar-09). Las más importantes en valor son Promigas, la EEB, Hoteles Estelar y Pajonales, las cuales concentran el 58,5% del total de las inversiones y generan el 21,7% (dic-08) de los dividendos recibidos. Es importante resaltar que la corporación ha logrado financiar una gran proporción de estas inversiones disponibles para la venta con su patrimonio (95,4% dic-08), lo cual indica que dicho activo se financia en una porción mínima con pasivos con costo (4,6%), con lo cual se mejora el calce entre los activos que generan interés y los pasivos con costo. Así mismo, las inversiones de renta fija logran ser cubiertas en un 76,1% (mar-09) por las captaciones de CDTs y cuentas de ahorro, con lo cual se disminuye la posibilidad de descalce en las brechas.

Por su parte, la tesorería se mantiene en el esquema de creadores de mercado del Ministerio de Hacienda y Crédito Público. A través de él, la entidad busca permanecer como uno de los participantes más activos del mercado y así consolidar su posición de liderazgo. En su mesa de moneda legal, Corficolombiana maneja productos como depósitos a término del sector institucional y compañías del sector real, inversiones de excedentes de caja, títulos del gobierno y de deuda privada, *forwards* y opciones en títulos de deuda y *swaps*. En la mesa de dinero en dólares, la corporación maneja compra y venta de reales, peso mexicano y dólares en el mercado *spot*, compra y venta de títulos valores en dólares y euros, *forwards* y opciones peso – dólar y *swaps* de divisas. Este portafolio generó un valor en riesgo (VaR regulatorio) de $66.161 millones (mar-09), lo cual corresponde al 3,2% del patrimonio total de la corporación, razón por la cual la calificadora no observa un riesgo latente en este sentido. Por otra parte, los buenos resultados netos obtenidos, especialmente en el primer trimestre de 2009, se reflejaron también en la utilidad como proporción de los activos ponderados por nivel de riesgo. Dicho indicador pasó a ser de 4,5% (mar-09) después de haber estado en 3,6% (mar-08), lo cual muestra el resultado de una mayor propensión al riesgo.

Duff & Phelps se mantendrá a la expectativa de los resultados obtenidos por Corficolombiana teniendo en cuenta la incertidumbre esperada en el comportamiento de los mercados financieros. Según se de esta dinámica, la corporación deberá ajustar sus límites de medición de riesgos de mercado con el fin de no comprometer su posición patrimonial.

FINANCIACIÓN, LIQUIDEZ Y CAPITAL

- **La estrategia de la banca privada fue modificada después de cerrar las oficinas de la corporación.**
- **Se observa una concentración importante en las captaciones más grandes.**
- **La posición patrimonial de la entidad es considerada por Duff & Phelps como otra de sus fortalezas más relevantes, teniendo en cuenta que su indicador de solvencia llegó al 45,8% (mar-09).**

La unidad de negocio encargada del fondeo de la corporación y sus filiales financieras es la banca privada. La manera de operar de esta área de negocio varió después de la decisión estratégica de cerrar las oficinas de atención al público. El portafolio de productos, ahora ofrecidos con asesoría personalizada, por Internet o bajo un esquema de visitas a los clientes, ha permitido mantener la dinámica de las captaciones. En general, Corficolombiana financia su operación a través de su patrimonio, CDTs, depósitos de ahorro y fondos interbancarios, principalmente. Como fue mencionado previamente, la posibilidad que tiene la entidad de fondear sus inversiones de capital a un mínimo precio hace que el impacto de los movimientos en el costo del fondeo sea menor sobre la entidad, lo cual le otorga mayor flexibilidad en términos de financiación.

Sin tener en cuenta el patrimonio como recurso de financiación, los CDTs se constituyen como la fuente más importante de fondeo de la corporación. Entre diciembre de 2007 y 2008 esos títulos crecieron un 13,6% alcanzando una suma de $801.849 millones. Al cierre de marzo de 2009, los CDTs de la corporación estuvieron distribuidos en un 57,2% con vencimiento inferior a 6 meses, lo que a su vez respalda la estrategia del activo. Para Duff & Phelps, la coyuntura de tasas de interés decrecientes en el mercado ha llevado a la corporación a aumentar su financiación de corto plazo. De esta manera se facilitaba la renovación del recurso, se disminuía su costo, y al mismo tiempo se facilitaba el ajuste a los movimientos de tasas. Es de esperar que una vez se estabilicen las tasas de interés en el mercado colombiano, los plazos del pasivo sean ampliados.

Por otra parte, al analizar la concentración de los 20 depositantes más grandes, incluyendo los de cuentas de ahorro, se observa un indicador que sobrepasa el 49% (mar-09). Este valor es considerado elevado por parte de la calificadora, aun cuando la entidad cuenta con un indicador de renovación de CDTs del 63% y de estabilidad en las cuentas de ahorro de 58,1%. Duff & Phelps estará pendiente de los esfuerzos de la corporación para atomizar sus fuentes de financiación, especialmente en lo relacionado con las captaciones por CDTs.

En términos de liquidez, la corporación maneja un cuadro de indicadores que es controlado semanalmente por el Comité de ALCO (*Assets and Liability Committee)*. En él se revisan además aspectos tales como políticas de captaciones, de inversión de portafolio y los resultados y ajustes necesarios para el periodo. Al analizar el indicador de activos líquidos sobre depósitos y exigibilidades (101,2% mar-09), se observa el respaldo que tendrían dichas obligaciones en momentos de estrés. Este se complementa con el indicador de activos líquidos sobre activos totales, el cual se ubicó en 17,6% (mar-09). Estos valores, sumados a la posibilidad de acceso de la entidad a fuentes alternativas de liquidez en el mercado local e internacional son vistos de manera positiva por Duff & Phelps, al mejorar sus posibilidades de acceso a liquidez en momentos de estrés.

En términos de capital, es importante resaltar que el patrimonio total de Corficolombiana es el cuarto más grande del sistema, con un valor de $2'052.477 millones (mar-09), lo cual es un 15,7% superior al monto presentado en el mismo mes de 2008. Dicho capital permitió que la solvencia regulatoria alcanzara un indicador de 45,8% (mar-09), en donde el patrimonio básico corresponde al 73,5% del patrimonio técnico. La posición patrimonial de la entidad es considerada por Duff & Phelps como una de sus fortalezas más relevantes.

ANALISIS DEL BALANCE GENERAL Corficolombiana S.A.	mar-09 $ millones	COMO % DE ACTIVOS	PROMEDIO $ millones	dic-08 $ millones	COMO % DE ACTIVOS	PROMEDIO $ millones	mar-08 $ millones	COMO % DE ACTIVOS	PROMEDIO $ millones	dic-07 $ millones	COMO % DE ACTIVOS	PROMEDIO $ millones
A. CARTERA DE CRÉDITOS												
1. Comercial	0,0	0,00	0,0	0,0	0,00	0,0	0,0	0,00	22.773,7	0,0	0,00	23.694,1
2. Consumo	0,0	0,00	0,0	0,0	0,00	0,0	0,0	0,00	0,0	0,0	0,00	0,0
3. Microcrédito	0,0	0,00	0,0	0,0	0,00	0,0	0,0	0,00	0,0	0,0	0,00	0,0
4. Hipotecaria	0,0	0,00	0,0	0,0	0,00	0,0	0,0	0,00	0,0	0,0	0,00	0,0
5. Vencida	0,0	0,00	0,0	0,0	0,00	0,0	0,0	0,00	0,0	0,0	0,00	0,0
6. Derechos de Recompra de Cartera	0,0	0,00	0,0	0,0	0,00	0,0	0,0	0,00	0,0	0,0	0,00	0,0
7. (Provisiones de Cartera)	0,0	0,00	0,0	0,0	0,00	0,0	0,0	0,00	4.638,1	0,0	0,00	4.653,6
TOTAL A	0,0	0,00	0,0	0,0	0,00	0,0	0,0	0,00	18.135,5	0,0	0,00	19.040,5
B. OTROS ACTIVOS PRODUCTIVOS												
1. Depositos con Bancos	220.858,6	5,70	344.448,4	171.764,4	5,01	213.619,4	468.038,1	13,07	320.214,6	255.474,4	7,51	297.587,2
2. Inversiones - Deuda Pública	1.042.289,3	26,88	830.596,8	728.107,0	21,22	704.905,3	618.904,4	17,28	608.619,7	681.703,7	20,05	756.044,8
3. Otras Inversiones Negociables	373.878,8	9,64	411.105,2	399.932,5	11,66	430.576,4	448.331,6	12,52	394.204,8	461.220,4	13,56	380.952,4
4. Inversiones No Negociables y Otros	1.702.159,7	43,89	1.705.809,7	1.587.566,3	46,27	1.624.727,3	1.709.459,7	47,73	1.552.433,6	1.661.888,3	48,88	1.529.365,0
5. (Provisiones de Inversiones)	10.025,4	0,26	64.204,5	8.893,0	0,26	67.076,5	118.383,6	3,31	126.713,0	125.260,0	3,68	130.750,3
6. Otros Activos Productivos	-103.338,6	-2,66	-40.015,8	-14.392,1	-0,42	10.392,9	23.306,9	0,65	40.319,3	35.177,8	1,03	52.652,0
TOTAL B	3.225.822,5	83,18	3.187.739,8	2.864.085,1	83,48	2.917.144,8	3.149.657,2	87,94	2.789.079,0	2.970.204,6	87,36	2.885.851,0
C. TOTAL ACTIVOS PRODUCTIVOS (A+B)	3.225.822,5	83,18	3.187.739,8	2.864.085,1	83,48	2.917.144,8	3.149.657,2	87,94	2.807.214,5	2.970.204,6	87,36	2.904.891,5
D. ACTIVOS FIJOS	9.276,1	0,24	9.998,3	9.715,8	0,28	10.314,7	10.720,6	0,30	11.402,5	10.913,6	0,32	13.108,2
E. ACTIVOS IMPRODUCTIVOS			0,0			0,0			0,0			0,0
1. Caja, Bancos y Otros (Disponible)	74.945,3	1,93	41.117,4	52.770,6	1,54	28.881,4	7.289,5	0,20	6.615,9	4.992,3	0,15	4.836,0
2. Otros	567.891,3	14,64	490.874,8	504.342,9	14,70	459.164,7	413.858,4	11,56	375.982,8	413.986,5	12,18	398.195,3
F. ACTIVOS TOTALES	**3.877.935,2**	**100,00**	**3.532.302,0**	**3.430.914,3**	**100,00**	**3.448.377,3**	**3.581.525,7**	**100,00**	**3.129.450,4**	**3.400.097,0**	**100,00**	**2.987.680,8**
G. DEPÓSITOS Y FONDEO EN MERCADO MONETARIO												
1. Corriente	0,0	0,00	0,0	0,0	0,00	0,0	0,0	0,00	0,0	0,0	0,00	0,0
2. Ahorros	186.444,0	4,81	211.373,6	205.908,7	6,00	231.035,8	236.303,3	6,60	206.367,2	256.162,8	7,53	200.655,4
3. CDT	814.938,9	21,01	792.057,2	801.849,0	23,37	753.956,2	769.175,4	21,48	762.595,8	706.063,5	20,77	779.291,7
4. Bancos y Redescuento	689.988,2	17,79	684.115,9	350.644,4	10,22	223.088,8	678.243,6	18,94	403.885,1	95.533,1	2,81	75.762,6
5. Otros	399,6	0,01	704,6	47.251,2	1,38	249.628,4	1.009,5	0,03	64.998,5	452.005,6	13,29	478.469,1
TOTAL G	1.691.770,7	43,63	1.688.251,3	1.405.653,3	40,97	1.457.709,2	1.684.731,9	47,04	1.437.846,6	1.509.765,0	44,40	1.534.178,8
H. OTRAS FUENTES DE FINANCIACION												
1. Otras Obligaciones Financieras	0,0	0,00	0,0	0,0	0,00	0,0	0,0	0,00	0,0	0,0	0,00	0,0
2. Deuda Subordinada y Convertible	0,0	0,00	0,0	0,0	0,00	0,0	0,0	0,00	0,0	0,0	0,00	0,0
I. OTROS (sin intereses)	133.678,1	3,45	127.948,9	72.160,4	2,10	84.636,6	122.219,7	3,41	194.095,1	97.112,8	2,86	114.117,0
L. PATRIMONIO	**2.052.477,3**	**52,93**	**1.919.464,9**	**1.953.100,7**	**56,93**	**1.860.421,3**	**1.774.574,1**	**49,55**	**1.614.783,3**	**1.793.219,1**	**52,74**	**1.541.347,8**
M. TOTAL PASIVOS Y PATRIMONIO	**3.877.935,2**	**100,00**	**3.532.302,0**	**3.430.914,3**	**100,00**	**3.448.377,3**	**3.581.525,7**	**100,00**	**3.129.450,4**	**3.400.097,0**	**100,00**	**2.987.680,8**

ANÁLISIS DEL ESTADO DE RESULTADOS Corficolombiana S.A.	mar-09 INGRESOS GASTOS $ millones	mar-09 COMO % DE ACTIVOS PRODUCT. PROMEDIO	dic-08 INGRESOS GASTOS $ millones	dic-08 COMO % DE ACTIVOS PRODUCT. PROMEDIO	mar-08 INGRESOS GASTOS $ millones	mar-08 COMO % DE ACTIVOS PRODUCT. PROMEDIO	dic-07 INGRESOS GASTOS $ millones	dic-07 COMO % DE ACTIVOS PRODUCT. PROMEDIO
1. Ingresos por Intereses	1.862,5	0,06	20.453,1	0,70	4.420,3	0,16	51.486,4	1,77
2. Gastos por Intereses	35.717,3	1,12	150.160,3	5,15	35.589,9	1,27	113.197,5	3,90
3. INGRESO NETO DE INTERESES	-33.854,8	-1,06	-129.707,2	-4,45	-31.169,6	-1,11	-61.711,1	-2,12
4. Otros Ingresos Operacionales (Netos)	173.677,1	5,45	385.774,1	13,22	129.821,1	4,62	286.382,7	9,86
5. Gastos Administrativos	25.884,6	0,81	70.179,0	2,41	27.305,7	0,97	78.937,9	2,72
6. Provisiones de Cartera	0,0	0,00	0,0	0,00	0,0	0,00	0,0	0,00
7. Otras Provisiones	2.810,0	0,09	5.603,6	0,19	1.444,5	0,05	14.908,0	0,51
8. UTILIDAD OPERACIONAL	111.127,7	3,49	180.284,3	6,18	69.901,2	2,49	130.825,6	4,50
9. Ingresos No Operacionales	2.857,5	0,09	54.788,0	1,88	12.441,9	0,44	88.216,3	3,04
10. Gastos No Operacionales	770,1	0,02	2.712,1	0,09	962,5	0,03	2.899,9	0,10
11. Corrección Monetaria	0,0	0,00	0,0	0,00	0,0	0,00	0,0	0,00
12. UTILIDAD ANTES DE IMPUESTOS	113.215,1	3,55	232.360,3	7,97	81.380,7	2,90	216.142,0	7,44
13. Impuestos	2.250,0	0,07	7.582,7	0,26	2.499,9	0,09	10.480,0	0,36
14. UTILIDAD NETA	**110.965,1**	**3,48**	**224.777,6**	**7,71**	**78.880,8**	**2,81**	**205.662,0**	**7,08**

ANÁLISIS DE INDICADORES

		mar-09		dic-08		mar-08		dic-07
I. RENTABILIDAD								
1. Utilidad Neta/Patrimonio*	%	12,51	%	12,08	%	12,87	%	16,97
2. Utilidad Neta/Activos*	%	6,62	%	6,52	%	6,38	%	8,75
3. Utilidad Operacional/Activos*	%	5,71	%	5,23	%	4,50	%	13,19
4. Utilidad Operacional antes de Provisiones/Activos*	%	5,89	%	5,39	%	4,84	%	4,88
5. Gastos Administrativos/Ingresos Operacionales	%	14,75	%	17,28	%	20,34	%	23,36
6. Gastos Administrativos/Activos*	%	1,77	%	2,04	%	2,38	%	2,64
7. Ingreso Neto de Intereses/Activos*	%	-3,41	%	-3,76	%	-2,02	%	-1,96
8. Margen Neto de Intereses*	%	-1,61	%	-3,56	%	-1,86	%	-3,80
II. CAPITALIZACION								
1. Patrimonio/Activos	%	52,93	%	56,93	%	49,55	%	52,74
2. Inversiones de Renta Variable/Patrimonio	%	105,52	%	106,13	%	109,97	%	106,16
3. Patrimonio/Cartera de Créditos	%		%		%		%	
4. Indice de Solvencia	%		%		%		%	
III. LIQUIDEZ								
1. Activos Líquidos/Depósitos y Fondeo en M.M.	%	101,19	%	96,22	%	91,56	%	92,95
2. Activos Líquidos + Inversiones No Negociables de Renta Fija/Depósitos y Fondeo en M.M.	%	101,19	%	96,22	%	91,58	%	92,97
3. Cartera de Créditos/Depósitos y Fondeo en M.M.	%	0,00	%	0,00	%	0,00	%	0,00
IV. CALIDAD DE LOS ACTIVOS								
1. Gasto en Provisiones de Cartera de C./Cartera de C. Bruta*	%	0,00	%	0,00	%	0,00	%	0,00
2. Gasto en Provisiones de Cartera de C./Utilidad Operacional antes de Provisiones	%	0,00	%	0,00	%	0,00	%	0,00
3. Provisiones de Cartera de C./Cartera de C. Bruta	%		%		%		%	
4. Provisiones de Cartera de C./Cartera de C. Vencida	%	n.a.	%	n.a.	%	n.a.	%	n.a.
5. Provisiones de Cartera de C./Cartera de C. Improductiva	%	n.a.	%	n.a.	%	n.a.	%	n.a.
6. C[illegible] de C. Vencida/Cartera de C. Bruta	%		%		%		%	
7. [illegible] de C. Improductiva/Cartera de C. Bruta	%		%		%		%	
[illegible] de C. Vencida Neta/Patrimonio	%	0,00	%	0,00	%	0,00	%	0,00
[illegible]cibidos en Pago Brutos/Activos	%	0,65	%	0,75	%	0,82	%	0,91
[illegible] Activos [illegible]productivos + Cartera de C. Improductiva/Activos	%	16,58	%	16,24	%	11,76	%	12,32
[illegible] Activos [illegible]ductivos/Activos	%	83,18	%	83,48	%	87,94	%	87,36
[illegible] Activos [illegible]ductivos/Pasivos con Costo	%	190,68	%	203,75	%	186,95	%	196,73

*Prom[illegible]

FILE No. 823437

DUFF & PHELPS DE COLOMBIA S.A.

Risk Analysis

CORPORACION FINANCIERA COLOMBIANA S.A.

Corficolombiana

Long Term	AAA
Short Term	DP1+
Trend	Stable

Financial Information

	March 09	March 08
Assets	3,877,935	3,581,526
Equity	2,052,477	1,774,574
Net Income	110,965	78,881
ROAA*	6.6%	6.4%
ROAE*	12.5%	12.9%
Solvency	45.8%	47.5%

Figures in million of Colombian pesos
*Average in the current year

RECEIVED
2009 JUL -7 A 10:31

Analysts:

Fernando Suarez Tello, 57(1) 3269999 Ext 1001, fsuarez@duffandphelps.com.co
Santiago muñoz Trujillo + 57(1) 326999 Ext. 1160, smunoz@duffandphelps.com.co

Summary of the Rating

The Technical Rating Committeee of rating firm Duff & Phelps de Colombia S.A hereinafter Duff &Helps, in a meeting held on June 10 of the current year, after completing the related assessment and analysis, on occasion of the annual review of Corficolombiana´s long term and short term debt , decided to maintain the AAA (Triple A) rating on the long term debt and DP1+ (High Level) on the short term debt, as set forth on Minute No. 1177 of the same date.

The AAA (Triple A) rating stands for liabilities with the highest loan quality. The risk factor is practically non-existent. Likewise, the DP+1 (High Level), granted on the short term debt, shows liabilities with the highest timely payment certainty. The short term liquidity, protection factors and access to alternate resource sources are excellent.

Basics for the Rating

The long term and short term ratings given to Corporacion Financiera Colombiana – Corficolombiana –reflect in the first place that it is a member of Aval Group, the largest financial holding of Colombia. This allows the company to maintain a significant equity support and use the synergies existing between the group and its affiliates. In addition, the rating takes into account the positive performance of Corficiolombiana´s business strategic areas, its good standing and equity soundness.

Corficolombiana´s capital investment portfolio is still its main source of income. In this sense, the assigned rating takes into account the fact that the companies that make up the portfolio have been showing a positive and sustained performance throughout time. Its composition and diversification in various enterprise sectors allowed the valuation and dividends given to Corficolombiana in 2008 and in the first quarter of 2009 to maintain their consistency and stability. On the other hand, the turning point of the Colombian market, based on decisions with expansive monetary policy in mind, allowed Corficolombiana to have extraordinary profits in its treasury management. According to Duff &Phelps´s estimates, the results in these business lines may not be maintained at the current level throughout 2009; however, armed with its management expertise, business strategy, market positioning and risk policy strength, Corficolombiana will be likely to maintain its capacity of giving off positive results; and this condition has been taken into account to grant Corficolombiana´s high rating.

In 2008, the investment banking business experienced a downturn and faced the international markets austerity. Nonetheless, from the economy´s current conditions more companies are searching financing through mechanisms other than traditional loans. Duff & Phelps considers that this dynamics will result in

greater opportunities for cooperation in this business line, with which higher contribution from commissions is expected on Corficolombiana´s total income.

The portfolio of companies where Corficolombiana has an interest is funded largely with Corficolombiana´s own equity (95.4%, December 2008). This indicates that such assets are financed in a minimum portion with cost bearing liabilities (4.6%, December 2998). On the other hand, fixed rent investments are covered in 76.1% (MARCH 2009) by CD´s and savings accounts, and this situation mitigates the risk of timing liquidity gap. According to Duff & Phelps, the match between the interest bearing assets and cost bearing liabilities, favors Corficolombiana´s liquidity position. The assertion is complemented with the assessment of the liquid asset over deposits and current liabilities ratio (101.2%, March 2009) that reinforces the ssupport of such liabilities. The above situation plus the possibility of accessing alternate liquidity sources in local and international markest is considered as positive by Duff & Phelps because they enhance the possibilities to access liquidity in spite of the stressful market conditions.

The regulatory solvency ratio of Corficolombiana was 45.8% (March 2009), where the basic equity accounts for 73.5% of the technical equity. In addition, the fact that Corficolombiana belongs to Aval Group allows it to have an additional financial strength that supports its growth and liquidity in times of high tension. The company´s equity position is considered by Duff&phelps as one of its most relevant strengths.

PROFILE

- Corporacion Financiera Colombiana S.A. is a member of Grupo Aval (Aval Group), the largest financial holding in Colombia.
- The new strategic business drive led to significant changes in the organizational structure. Such changes in turn, have improved CFC's efficiency.

Corficolombiana is the financial company of Aval Group, the most important financial holding in the country. Such ownership is represented in the shares held in Corficolombiana by Banco de Bogota (37.3%), Banco de Occidente

(13.3%), Banco Popular (5.5%) and Porvenir pension fund (4.53%). The remaining 39.37% is held by other pension funds and common and preferred shareholders with a minor share. As an entity belonging to Aval Group, Corficolombiana is benefited both from the equity support and the synergies provided by the holding to its affiliates.

In 2008, Corficolombiana underwent an overhauling of its business strategy. The most important event of last year was the appointment of Mr. Jose Elias Melo as the president of the company who has led the changing process in the way the business is currently envisioned. Besides the decision of leaning the organizational structure (basically, the Standardization Vicepresidency, the Investment Portfolio Vicepresidency and the Real Estate Management were eliminated), the dismantling of Corficolombiana´s branch offices was carried out as well as the moving of the treasury area from Cali to Bogota. In addition, the efforts are now driven towards the objective of having the net income of the financial business and the commissions covering Corficolombiana´s management expenses. These moves have resulted in both higher operational efficiency and reduction of the investment business pressure to generate income to cover operation costs.

Corficolombiana´s businesses are now divided into two large units: the financial business and the investment business. The first one includes the treasury area, three financial affiliates (Leasing Corficolombiana, Fiduciaria Corficolombiana and Casa de Bolsa Corficolombiana), the asset standardization area, private banking and fixed assets of the entity. The second unit includes investment banking and the interests both in the remaining financial affiliates (Banco Corficolombiana Panama and Leasing de Occidente) as well as in companies from the productive sector that are part of the variable rent portfolio.

In sum, the private banking activity is a liability related business whose purpose is to provide funding to the corporation and financial affiliates through its different investment alternatives. The investment banking is a commission generating activity, in charge of providing advisory services related to merging, acquisitions, structuring and placement of financial instruments, syndicated loans, issues, among others. Treasury is an asset related business that helps

Corficolombiana maintain an important dynamics in the market through its money desk, which carries out operations with public and private debt instruments as well as at sight and future foreign currency operations. Lastly, the capital investment business comprises a portfolio made up by 68 companies from different business sectors, with assets exceeding COP 21 thousand million and produces income for Corficolombiana from dividends and from the selling of its shares in those companies.

PERFORMANCE

- **The diversification of the investment portfolio per business sector is considered as a positive condition by the rating firm.**
- **The steady decline of the reference rate by the Central Bank (Banco de la Republica) allowed Corficolombiana to generate significant profits from the appraisal of its fixed rent instruments.**

Operative Income: Corficolombiana´s income from interests originates in the simultaneous operations, interbanking operations and repo operations, where the entity maintained an important dynamics in 2008. Such operations yielded COP 20,453 million (December, 2008), accounting for 4.4% of the total income in this period. On the other hand, the expenses from interests increased by 32.7% (December, 2007/ 2008) as a result of increase in deposits (+9.3%), mainly CDs. This situation has influenced directly the net interests, running at – COP129,707 million, 110% higher than at the end of 2007. At the end of the first quarter 2009, a decline was seen in the expenses due to the decreased needs of funding resources as a result of existing liquidity surplus, and therefore the net interest run at COP 33,855 million (March 2009), 8.6% higher than in the same period of 2008.

Income from dividends and shares originated in the capital investment portfolio is still the main source of income of the entity, taking into account that they make up 66.2% of the total (March 2009). The leading companies in dividend generation were Epiandes, Pisa, Promigas, Leasing Corficolombiana, Leasing de Occidente, EEB, Valora, SIE, Hoteles Estelar, and Fiduciaria Corficolombiana. These 10 companies submitted about COP 178,957 million to Corficolombiana (December, 2008), accounting for 86.7% out of the total COP

206,318 million from this concept by the end of 2008. On the other hand, this capital investment portfolio has also generated income from the divestiture of some of the companies that comprise it. An example of this move was the selling of Lloreda S.A. that boosted the investment divestiture line, at COP 24,083 million by the closing of 2008.

The business sector diversification of the companies that make up the portfolio allows the income from dividends to be consistent and stable, taking into account the capacity of the portfolio itself to balance its income in periods of crisis in specific sectors. Duff & Phelps estimates that in the future this increasing performance will become affected by consumer performance and its direct influence on the different companies of the country. In addition, the trend of the shareholders towards strengthening the equity through capitalization of profits may affect Corficolombiana due to the decline in dividend generation.

Composición del portafolio de inversiones de capital por sector económico (mar-09)



Inmobiliario; 2,1%
Combustibles; 4,2%
Financiero; 10,3%
Concesiones; 10,1%

Fuente: Corficolombiana

In 2008 and through the running year (2009) Corficolombiana´s treasury took advantage of the anticipated monetary policy decisions made by the Central Bank. The strategy focused mainly in increasing the portfolio adopting long trading positions and structural positions in fixed rent instruments. This way, the appraisal of such instruments and the yielding of investments increased by 193.9% (December 2007/2008) and by 62.6% (March 2008/2009). In addition, the volatility of the behavior of the currency traded by the entity resulted in profits from exchange rate gaps. And this situation favorably influenced the

statement of results. According to Duff & Phelps´s opinion, at the end of the expansive monetary cycle and upon stabilization of the interest rates, profits from the treasury portfolio may shrink; and for this reason, Duff & Phelps does not consider such income as a stable source of resources for the entity.

The income from commissions is the result of Corficolombiana´s investment banking activity. This item shows a significant reduction (-61%, December 2007/2008) which is mainly the result of some delays in the decisions on closing businesses in 2008 compared to previous periods and to an increased fear of risk among Corficolombiana´s customers; and this fact was accentuated by the global downturn. In spite of this trend in 2008, the first quarter of 2009 has shown a significant amount of mandates (22 as of March 2009 compared to 37 in 2008). This is reflected in a 80.7% increase (March 2008/2009) in net commissions, in spite of the fact that historically the business cycling trend shows better results in the second half year term.

**Contribución sobre el ingreso por línea de negocio
Evolución.**


70%
60%
50%
40%
30%
20%
10%
0%
2005
2006
2007
2008
mar-09
Contribución inversiones de capital
Contribución banca de inversión
Contribución tesorería

Fuente: Superintendencia Financiera. Cálculos: Duff & Phelps.

As per Duff & Phelps, the capital investment business maintains its prominence within the income structure becoming a stable source of resources for the entity. In addition, something remarkable is the treasury portfolio performance due to the good results obtained in 2008 which as a joined force increased the entity´s gross financial profit by 14.0% (December 2007/2008) and 41.7% (March 2008/2009). In spite of the above, the rating firm considers that this behavior will be hardly repeated due to current market conditions. Therefore, the treasury

profit high levels are not considered by Duff & Phelps as a consistent income source, but a short-term event.

In 2009 a reduction in the income from dividends is expected due to the effect of the crisis that will certainly affect the income generating capacity of the companies comprising the capital investment portfolio. However, the liquidity surplus in the Colombian market, the economy decline and the toughness of international markets will certainly force companies to search for financing through mechanisms other than traditional loans, which will provide Corficolombiana greater opportunities with respect to its investment banking business.

Overhead: Corficolombiana´s total expenses have been decreasing as the new business concept has been implemented. The closing of its branch offices, the moving of the treasury operation to Bogota and the reduction of Vicepresident positions resulted in an expense reduction of 11.1% (December 2007/2008) and 5.2% (March 2008/2009). This situation improved the expense ratio as a percentage of gross financial profits (from 35.1% December 2007 to 27.4%, December 2008; from 27.7% March 2008 to 18.5% March 2009), and caused the efficiency indicator measured as total expenses over average assets to be reduced from 2.64% in December 2007 to 2.04% in December 2008. Duff & Phelps approves the expense reduction trend and the way such expenses have been readily absorbed by the entity´s operation. As the operation maintains its current performance, sudden changes in expenses are not to be expected.

Provisions: After the assignment of Corficolombiana´s loan portfolio to Banco de Bogota, the expense from provisions focuses mainly on investment coverage. Thus, after the increase in the total value of the portfolio in the last year (+16.9% March 2008/2009), provisions for investments increased 21.3% for a general total of COP 2,810 million (March 2009). Notwithstanding the above, the total expense from provisions accounts for as little as 4.2% of the entity´s total expenses.

Under this perspective, Corficolombiana´s operational profit was COP 180,284 million at the end of 2008, 37.8% higher than the value of 2007. Also, the excellent results of the different business units and control of expenses both in

the operations and provisions in the current year, allowed the entity to have an operational profit of COP 111,128 million (March 2009), an amount that is 59% higher than the one obtained in 2008, showing the entity's positive operational performance.

Non-operating Income: Non-operating income accounted for 11.9% of the entity's total income. This figure (COP 54,788 million, December 2008) includes the sale of goods previously received as payment and other non-productive assets. These events boosted profits before tax compared to 2007 (+7.5%) for a total amount of COP 232,360 million (December, 2008).

Indicadores de rentabilidad
Valores anualizados



19%
17%
15%
13%
11%
9%
7%
5%
3%
1%
dic-07
mar-08
jun-08
sep-08
dic-08
mar-09
ROAA
ROAE
ROAA Operativo

Fuente: Superintendencia Financiera. Cálculos: Duff & Phelps de Colombia

Results of the period: Corficolombiana's results show that its capital investment area and treasury area generate sufficient income to compensate lower commissions from the investment banking. This can be clearly seen in the values of its profitability and efficiency indicators and the amount of its net income in 2008 (COP 224,778 million) and at the closing of the first quarter of 2009 (COP 110,965 million), that were 9.3% and 40.7% higher than at the closing of 2007 and of March 2008, respectively. Notwithstanding the above, it should be noted that these results were driven by the extraordinary performance of the treasury business; and for this reason the profitability indicators are not expected by Duff & Phelps to be maintained at the levels reached in 2008.

Perspectives: Corficolombiana´s concern focuses on reaching a net income of COP 243,613 at the closing of 2009. Duff & Phelps expects that the investment banking business increases its contribution on the entity´s results; however, the expectations on the results derived from capital investments and treasury will be maintained taking into account the reasons previously stated.

RISK MANAGEMENT

- **Corficolombiana decided to reduce its dependence on the income from TES operations. For this reason, it extended its transactions to sovereign bonds (Brazil and United States) and to other currencies in the region (Mexican peso and Brazilian Real).**
- **The variable rent investment portfolio is financed with the equity. This improves the gap between interest bearing assets and cost liabilities.**
- **Corficolombiana´s VaR accounts for 3.2% of its equity, which is considered as an appropriate value for Duff & Phelps.**

According to Duff & Phelps´s opinion, Corficolombiana is exposed especially to counterpart risk, market risk and operational risk. In order to mitigate such risk, the entity implemented an integral risk management methodology that has become a key factor to achieve the operational objectives. Such methodology is developed by the risk management, who is responsible for applying the policies throughout the company and its financial affiliates.

Loan risk and counterpart risk: To Corficolombiana the counterpart risk management approach is based on the analysis of the money desk businesses, capital investments, investment banking, and portfolio management. The analysis methodology includes CAMEL (Capital adequacy, asset quality, Management, Earnings and Liquidity) analysis and the definition of counterpart limits for treasury businesses. According to Duff & Phelps' opinion, the assignment of the loan portfolio to Banco de Bogota significantly reduced the entitys´s loan risk, and therefore, its risk profile was modified towards aspects more concerned with market behavior.

Market risk: Corficolombiana's total investment portfolio was over COP 3.1 thousand million (March 2009), 16.9% higher than the amount of the end of the first quarter 2008. The capital investment portfolio accounts for 54.8% (March 2009) of the total and is classified as on sale and variable rent. The growth of the additional portion of the portfolio concentrated in the first quarter of 2009, when the entity carried out investments in fixed rate securities taking advantage of the decisions on monetary policy made by the Central Bank. In addition, the decision of extending its treasury operations to other currencies in the region, i.e. Brazilian Real and Mexican Peso (with respect to American Dollar), allowed the entity to diversify income generation sources and enhance its portfolio value. Likewise, the operations with sovereign instruments were extended to bonds issued by the Brazilian government, which are added to the ones issued by the United States Government (US T-notes and US T-bonds).

Clasificación de las inversiones - Evolución


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2005
2006
2007
mar-08
2008
mar-09
Negociables
Venc. Rta fija
DPV
Recompra inv.

Fuente: Superintendencia Financiera y cálculos de Duff & Phelps de Colombia

The variable rent investment portfolio is very dynamic, and for this reason the entity is always in the search for new business opportunities or better conditions for current businesses. Currently, the book value of the 68 companies that make up Corficolombiana's portfolio exceeds COP 2.1 thousand million (March 2009) and an adjusted cost close to COP 1.8 thousand million (march 2009). The companies with the higher value are Promigas, EEB, Hoteles Estelar and Pajonales, accounting for 58.5% of total investments and generate 21.7% (December 2008) of the dividends received. It should be noted that Corficolombiana has been able to finance a significant portion of these

investments on sale with its own equity (95.4%, December 2008), indicating that such assets are financed with a minimum portion of the cost liabilities (4.6%), providing a better gap between interest bearing assets and cost liabilities. In addition, fixed rent investments are covered by 76.1% (March 2009) with CDs and savings accounts deposits, reducing the possibility of timing liquidity gaps.

On the other hand, the treasury maintains its position within the framework of market leaders of Ministerio de Hacienda y Crédito Público (Nation's Treasury Department). This allows the company to continue as one of the most active market participants, thus strengthening its leading position. In its national currency money desk, Corficolombiana manages products such as term deposits from the institutional sector and companies from the productive sector, cash surplus investments, government securities and private debt securities, forwards and peso/dollar options, and foreign currency swaps. This portfolio produced a value at risk (VaR regulatory) of COP 66,161 million (March 2009), accounting for 3.2% of the entity's total equity, and for this reason, any latent risk in this sense is considered as very unlikely by the rating firm. On the other hand, the positive net results obtained, particularly in the first quarter of 2009 were also reflected in the profits as a proportion of the assets weighted per risk level. Such indicator went up to 4.5% (March 2009) from 3.6% (March 2008), showing the result of increased risk tendency.

Duff & Phelps will keep an eye on the results obtained by Corficolombiana taking into account the uncertainty expected in the financial markets. Depending on the market behavior, the entity will have to adjust its market risk measurement limits in order to avoid exposure of its equity position.

FINANCING, LIQUIDITY AND CAPITAL

- **The private bank strategy was modified after closing Corficolombiana's branch offices.**
- **A significant concentration can be noted on large deposits.**
- **Corficolombiana's equity position is considered by Duff & Phelps as one of its relevant strengths, taking into account that its solvency indicator was 45.8% in March 2008.**

The business unit in charge of funding the entity and its financial affiliates is the private banking. The way this area operated has changed dramatically after the strategic decision of closing the branch offices. The product portfolio, now offered on a customized basis, through Internet or by visiting customers, has allowed to maintain the good dynamics of deposits. In general, Corficolombiana finances its operations mainly with its equity CDs, savings and interbanking funds. As previously mentioned, the entity's possibility of funding its capital investments at a minimum price also minimizes the impact of movements in the funding cost for the entity, allowing Corficolombiana to gain more flexibility in financial terms.

Omitting the equity as financing resource, CDs are the most important funding source of the entity. Between December 2007 and December 2008 the securities increased by 13.6% up to the amount of COP 801,849 million. At the closing of March 2009, 57.2% of Corficolombiana's CDs were CDs at 6 month term, which in turn supports the asset strategy. For Duff &Phelps the declining market interest rate has forced Corficolombiana to increase its long term financing, thus facilitating the resource renovation, its cost reduction and at the same time, facilitating the adjustment of rate movements. Upon stabilization of interest rates in the Colombian market, extension of credit terms is to be expected.

On the other hand, upon analyzing the concentration of the 20 largest depositors, including savings accounts, the indicator exceeds 49% (March 2009). This is considered a high value by the rating firm, even though the entity has a CDs renovation indicator of 63% and a savings account stability of 58.1%, Duff & Phelps will be watching the efforts made by Corficolombiana to atomize its financing sources, especially with respect to CD's deposits.

In terms of liquidity, Corficolombiana manages an indicator table that is controlled on a weekly basis by ALCO Committee (Assets and Liability Committee). This committee reviews among others, various issues such as deposit policies, portfolio investment policies and the results and necessary adjustments for the period. The analysis of the liquid asset over deposits and current liabilities indicator (101.2%, March 2009), shows the support available to

such liabilities in moments of stress. This is complemented with the liquid asset over total asset indicator, 17.6% (March 2009). These figures, added to Corficolombiana´s likelihood to access alternative liquidity sources both in the local and international markets are seen as positive by Duff & Phelps, as the entity´s possibility to access liquidity in moments of stress is enhanced.

In terms of capital, it should be noted that Corficolombiana´s total equity is the fourth largest in the national system, amounting to COP 2,052,477 million (March 2009), 15.7% higher than the amount shown in the same month of 2008. Such capital allowed the regulatory solvency to reach an indicator of 45.8% (March 2009) where the basic equity accounts for 73.5% of the technical equity. The equity position of the entity is considered by Duff &Phelps as one of its most relevant strengths.

The loan risk rating given by Duff& Phelps de Colombia S.A. Security Rating Company, is intended to be a professional opinion and shall not be construed as a recommendation to purchase, sell or maintain an investment. The information has been obtained from presumably accurate and reliable sources; therefore, the company shall not be liable for any mistake, omission or from the results obtained from the use of this information.

Members of the Technical Rating Company who gave their opinion on this rating are: Gustavo Aristizabal, Glaucia Calp, and Juan Camilo Cabrera

The resumes of the Technical Committee Members are available at Duff & Phelps web page.

www.dcrcolombia.com.co

Analysis of the General Balance Corficolombiana S.A.	March09 Million COP	As Asset %	Average Million COP	Dec 08 Million COP	As Asset %	Average Million COP	March 08 Million COP	As Asset %	Average Million COP	Dec 07 Million COP	As Asset %	Average Million COP
A. LOAN PORTFOLIO												
1. Commercial	0.0	0.00	0.0	0.0	0.00	0.0	0.0	0.00	22,773.7	0.0	0.00	23,694.1
2. Consumer	0.0	0.00	0.0	0.0	0.00	0.0	0.0	0.00	0.0	0.0	0.00	0.0
3. Microcredit	0.0	0.00	0.0	0.0	0.00	0.0	0.0	0.00	0.0	0.0	0.00	0.0
4. Mortgage	0.0	0.00	0.0	0.0	0.00	0.0	0.0	0.00	0.0	0.0	0.00	0.0
5. Due	0.0	0.00	0.0	0.0	0.00	0.0	0.0	0.00	0.0	0.0	0.00	0.0
6. Portfolio repurchase rights	0.0	0.00	0.0	0.0	0.00	0.0	0.0	0.00	0.0	0.0	0.00	0.0
7. (Portfolio provisions)	0.0	0.00	0.0	0.0	0.00	0.0	0.0	0.00	4,638.1	0.0	0.00	4,653.6
Total A	0.0	0.00	0.0	0.0	0.00	0.0	0.0	0.00	18,135.5	0.0	0.00	19,040.5
B. OTHER PRODUCTIVE ASSETS												
1. Bank Deposits	220,858.6	5.70	344,448,4	171,764.4	5.01	213,619.4	468,038.1	13.07	320,214.6	255,474.4	7.51	297,587.2
2. Public Debt Investments	1,042,289.3	26.88	830,596.8	728,107.0	21.22	704,905.3	618,904.4	17.28	608,619.7	681,703.7	20.05	756,044.8
3. Other negotiable investments	373,878.8	9.64	411,105.2	399,932.5	11.66	430,576.4	448,3331.6	12.52	394,204.8	461,220.4	13.56	380,952.4
4. Non-negotiable investments and others	1,702,159.7	43.89	1,705,809.7	1,587,566.3	46.27	1,624,727.3	1,709,459.7	47.73	1,552,433.6	1,661,888.3	48.88	1,529,365.0
5. (Investment provisions)	10,025.4	0.26	64,204.5	8,893.0	0.26	67,076.5	118,383.6	3.31	126,713.0	125,260.0	3.68	130,750.3
6. Other productive assets	-103,338.6	-2.66	-40,015.8	-14,392.1	-0.42	10,392.9	23,306.9	0.65	40,319.3	35,177.8	1.03	52,652.0
TOTAL B	3,225,822.5	83.18	3,187,739.8	2,864,085.1	83.48	2,917,144.8	3,149,657.2	87.94	2,789,079.0	2,970,204.6	87.36	2,885,851.0
C. TOTAL PRODUCTIVE ASSETS (A+B)	3,225,822.5	83.18	3,187,739.8	2,864,085.1	83.48	2,917,144.8	3,149,657.2	87.94	2,807,214.5	2,970,204.6	87.36	2,904,891.5
D. FIXED ASSETS	9,276.1	0.24	9,998.3	9,715.8	0.28	10,314.7	10,720.6	0.30	11,402.5	10,913.6	0.32	13,108.2
E. UNPRODUCTIVE ASSETS			0.0			0.0			0.0			0.0
1. Cash, Banks, and others (available)	74,945.3	1.93	41,117.4	52,770.6	1.54	28,881.4	7,289.5	0.20	6,615.9	4,992.3	0.15	4,836.0
2. Others	567,891.3	14.64	490,874.8	504,342.9	14.70	459,164.7	413,858.4	11.56	375,982.8	413,986.5	12.18	398,195.3
F. TOTAL ASSETS	3,877,935.2	100.00	3,532,302.0	3,430,914.3	100.00	3,448,377.3	3,581,525.7	100.00	3,129,450.4	3,400,097.0	100.00	2,987,680.8
G. DEPOSITS AND FUNDING IN MONETARY MARKET												
1. Current	0.0	0.00	0.0	0.0	0.00	0.0	0.0	0.00	0.0	0.0	0.00	0.0
2. Savings	186,444.0	4.81	211,373.6	205,908.7	6.00	231,035.8	236,303.3	6.60	206,367.2	256,162.8	7.53	200,655.4
3. CDs	814,938.9	21.01	792,057.2	801,849.0	23.37	753,956.2	769,175.4	21.48	762,595.8	706,063.5	20.77	779,291.7
4. Banks and Rediscount	689,988.2	17.79	684,115.9	350,644.4	10.22	223,088.8	678,243.6	18.94	403,885.1	95,533.1	2.81	75,762.6
5. Others	399.6	0.01	704.6	47.251.2	1.38	249.628.4	1.009.5	0.03	64,998.5	452,005.6	13.29	478,469.1
TOTAL G	1,691,770.7	43.63	1,688,251.3	1,405,653.3	40.97	1,457,709.2	1,684,731.9	47.04	1,437,846.6	1,509,765.0	44.40	1,534,178.8
H. OTHER FINANCING SOURCES												
1. Other financial liabilities	0.0	0.00	0.0	0.0	0.00	0.0	0.0	0.00	0.0	0.0	0.00	0.0
2. Subordinated and convertible debt	0.0	0.00	0.0	0.0	0.00	0.0	0.0	0.00	0.0	0.0	0.00	0.0
I. OTHERS (no interests)	133,678.1	3.45	127,948.9	72,160.4	2.10	84,636.6	[illegible]	[illegible]	194,095.1	97,112.8	2.86	114,117.0
L. EQUITY	2,052,477.3	52.93	1,919,464.9	1,953,100.7	56.93	1,860[illegible]	[illegible]	[illegible]	1,614,783.3	1,793,219.1	52.74	1,541,347.8
M. TOTAL EQUITY AND LIABILITIES	3,877,935.2	100.00	3,532,302.0	3,430,914.3	100.00	3,448,377.3	3,581,525.7	100.00	3,129,450.4	3,400,097.0	100.00	2,987,680.8

STATEMENT OF RESULTS ANALYSIS Corficolombiana S.A.								
	INCOME EXPENSES Million COP	AS % OF PRODUCTIVE ASSETS AVERAGE	INCOME EXPENSES Million COP	AS % OF PRODUCTIVE ASSETS AVERAGE	INCOME EXPENSES Million COP	AS % OF PRODUCTIVE ASSETS AVERAGE	INCOME EXPENSES Million COP	AS % OF PRODUCTIVE ASSETS AVERAGE
1. Income from interests	1,862.5	0.06	20,453.1	0.70	4,420.3	0.16	51,486.4	1.77
2. Expenses from interests	35,717.3	1.12	150,160.3	5,.15	35,589.9	1.27	113,197.5	3.90
3. Net income from interests	-33,854.8	-1.06	-129,707.2	-4.45	-31,169.6	-1.11	-61,711.1	-2.12
4. Other operating income (net)	173,677.1	5.45	385,774.1	13.22	129,821.1	4.62	286,382.7	9.86
5. Overhead costs	25,884.6	0.81	70,179.0	2.41	27,305.7	0.97	78,937.9	2.72
6. Portfolio provisions	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
7. Other provisions	2,810.0	0.09	5,603.6	0.19	1,044.5	0.05	14,908.0	0.51
8. Operating income	111,127.7	3.49	180,284.3	6.18	69,901.2	2.49	130,825.6	4.50
9. Non operating income	2,857.5	0.09	54,788.0	1.88	12,441.9	0.44	88,216.3	3.04
10. Non operating expenses	770.1	0.02	2,712.1	0.09	962.5	0.03	2,899.9	0.10
11. Monetary correction	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
12. Income before tax	113,215.1	3.55	232,360.3	7.97	81,380.7	2.90	216,142.0	7.44
13. Taxes	2,250.0	0.07	7,582.7	0.26	2,499.9	0.09	10,480.0	0.36
14. Net income	110,965.1	3.48	224,777.6	7.71	78,880.8	2.81	205,662.0	7.08
INDICATOR ANALYSIS								
I PROFITABILITY								
1. Net income/equity	%	12.51	%	12.08	%	12.87	%	16.97
2. Net income/assets	%	6.62	%	6.52	%	6.38	%	8.75
3. Operating income/assets	%	5.71	%	5.23	%	4.50	%	13.19
4. Operating income before provisions/assets	%	5.89	%	5.39	%	4.84	%	4.88
5. Overheads/operating income	%	14.75	%	17.28	%	20.34	%	23.36
6. Overheads/ assets	%	1.77	%	2.04	%	2.38	%	2.64
7. Net income from interests/ assets	%	-3.41	%	-3.76	%	-2.02	%	-1.96
8. Net interest margin	%	-1.61	%	-3.56	%	-1.86	%	-3.80
II CAPITALIZATION								
1. Equity/ Assets	%	52.93	%	56.93	%	49.55	%	52.74
2. Variable rent investments/equity	%	105.52	%	106.13	%	109.97	%	106.16
3. Equity/loan portfolio	%		%		%		%	
4. Solvency indicator	%		%		%		%	
III LIQUIDITY								
1. Liquid assets/ deposits and funding in MM	%	101.19	%	96.22	%	91.56	%	92.95
2. Liquid assets + non negotiable fixed rent investments/ deposits and funding in MM	%	101.19	%	96.22	%	91.58	%	92.97
3. Loan portfolio/deposits and funding in MM	%	0.00	%	0.00	%	0.00	%	0.00
IV Asset quality								
1. Expenses from loan portfolio provisions /gross loan portfolio	%	0.00	%	0.00	%	0.00	%	0.00
2. Expenses from loan portfolio / operating income before provisions	%	0.00	%	0.00	%	0.00	%	0.00
3. Loan portfolio provision/ gross loan portfolio	%		%		%		%	
4. Loan portfolio provision/Loan portfolio due	%	NA	%	NA	%	NA	%	NA
5. Loan portfolio provision/Non	%	NA	%	NA	%	NA	%	NA

productive loan portfolio								
6. Loan portfolio due/ Gross loan portfolio	%		%		%		%	
7. Non productive loan portfolio/ Gross loan portfolio	%		%		%		%	
8. Net loan portfolio due/equity	%	0.00	%	0.00	%	0.00	%	0.00
9. Goods received as payment in kind, gross/ assets	%	0.65	%	0.75	%	0.82	%	0.91
10. Non productive assets + unproductive loan portfolio/ assets	%	16.58	%	16.24	%	11.76	%	12.32
11. Non productive assets/ Assets	%	83.18	%	83.48	%	87.94	%	87.36
12. Productive assets/ Cost liabilities	%	190.68	%	203.75	%	186.95	%	196.73

COMO NOTARIO 71 DE ESTE CIRCULO HAGO CONSTAR QUE ESTA FOTOCOPIA COINCIDE CON SU ORIGINAL CON QUE HA SIDO CONFRONTADO
9 JUL 2009
LUIS A LOPEZ BARRERO
NOTARIO 71 ENCARGADO
BOGOTA D.C.